Exhibit 99.1

Telesat reports results for the three and six months ended June 30, 2026

OTTAWA, CANADA – August 13, 2026 – Telesat (Nasdaq and TSX: TSAT), one of the world’s largest and most innovative satellite operators, today announced its financial results for the three- and six-month periods ended June 30, 2026. All amounts are in Canadian dollars and reported under IFRS® Accounting Standards unless otherwise noted.

“It’s been an eventful past few months for Telesat and I’m very pleased with the rapid progress the company is making and the strong traction we’re seeing with customers for Telesat Lightspeed,” commented Dan Goldberg, Telesat’s President and CEO. “In our LEO business, the most significant highlight was the announcement last week that we signed a $2.7 billion contract, including option periods, with the Government of Canada under the ESCP-P program to deliver secure Military Ka-band Arctic connectivity to the Canadian Armed Forces. As a result of this initial ESCP-P contract, we announced the expansion of the Telesat Lightspeed satellite constellation to 225 satellites, a 44% increase over our prior plan, which positions us to accelerate the growth of our LEO business while serving the evolving and mission critical requirements of defence and commercial customers. Telesat Lightspeed is fully funded and we remain on track to commence global commercial service around the end of Q1 2028.”

“In our GEO business, our efforts to drive resilient cash flow from our existing GEO satellite fleet resulted in contract signings that led to a sequential expansion of our GEO backlog. We continue to be focused on maintaining strict cost discipline to mitigate revenue pressures. We were pleased to see the release of the U.S. Federal Communications Commission’s Upper C-Band Report and Order last month, under the terms of which we are scheduled to receive US$189 million in incentive payments as part of the process of repurposing 160 MHz of C-Band satellite spectrum for terrestrial wireless use.”

“Finally, we continue to work to optimize the company’s capital structure and toward refinancing the Telesat GEO debt that starts to mature later this year. We recently borrowed US$120 million to be used for general corporate purposes at a subsidiary of Telesat GEO, providing us with further financial resources to support the business.”

For the quarter ended June 30, 2026, Telesat reported consolidated revenue of $79 million, a decrease of 25% ($27 million) compared to the prior year, and adjusted EBITDA1 of $22 million, a decrease of 62% ($37 million) from the second quarter of 2025. Excluding the impact of higher expenses related to our Telesat GEO debt refinancing process, adjusted EBITDA decreased 45%. Telesat net loss for the quarter was $559 million compared to a $76 million gain in the prior year. The net loss was primarily due to non-cash losses associated with an increase in the fair value of the Telesat Lightspeed Financing Warrants and, owing to a weakening of the Canadian dollar relative to the U.S. dollar, an increase in the Canadian dollar value of our U.S. dollar-denominated debt.

In our GEO segment, revenue for the quarter was $78 million, a 26% decline ($28 million) from the same period in 2025. The revenue decline was driven primarily by non-renewals of certain broadcast contracts in 2025 and, to a lesser extent, reductions in services for fixed broadband customers, partially offset by new contracts in our aviation vertical. The GEO segment adjusted EBITDA for the quarter was $43 million, a 42% ($32 million) decline from the comparable period in 2025, reflecting lower revenue and higher expenses related to our debt refinancing process. Excluding the costs related to our Telesat GEO debt refinancing process, adjusted EBITDA for the GEO segment was 30% lower than the prior period and the adjusted EBITDA margin1 was 73%, compared to 77% in the same period of 2025.

In our LEO segment, we invested $165 million in the Telesat Lightspeed program in the second quarter of 2026, reflecting $20 million in operating expense and $145 million in capital expenditure.

For the six-month period ending June 30, 2026, Telesat reported consolidated revenue of $167 million, a decrease of 25% ($56 million) compared to the prior year, and adjusted EBITDA1 of $57 million, a decrease of 55% ($69 million) from the first half of 2025. Foreign exchange does not materially impact these year-on-year comparisons. Excluding the impact of higher expenses related to our Telesat GEO debt refinancing process, adjusted EBITDA decreased 43%. Telesat net loss for the first six months of 2026 was $710 million, compared to a $24 million gain in the prior year. The variance was primarily due to a loss associated with an increase in the fair value of the Telesat Lightspeed Financing Warrants, a GEO goodwill impairment charge, lower adjusted EBITDA, and a foreign exchange loss associated with the impact of a weaker Canadian dollar on the Canadian dollar value of the company’s U.S. dollar-denominated debt.

GEO segment revenue in the six months ending June 30, 2026, was $164 million, a 26% decline ($57 million) from the same period in 2025. GEO segment adjusted EBITDA for the six months ending June 30, 2026, was $98 million, a 39% decline from the comparable period in 2025. Excluding expenses related to our Telesat GEO debt refinancing process, adjusted EBITDA for the GEO segment was 30% lower than the prior period, and the adjusted EBITDA margin was 73% in the first six months of 2026, compared to 77% in the same period of 2025.

Telesat invested $337 million in the Telesat Lightspeed program in the first six months of 2026, of which $40 million was recorded as operating expense and $297 million as capital expenditure.

As of June 30, 2026, backlog2 for our GEO segment totaled approximately $900 million and LEO backlog2 totaled approximately $1.1 billion. Pro forma for the addition of the recently-signed ESCP-P contract, LEO backlog would be $5.6 billion. GEO satellite utilization was 60% at June 30, 2026, down approximately 2% from March 31, 2026, after adjusting for the impact of the retirement of Telstar 14R and Anik F4 during the quarter.

Business Highlights

●

In August, Telesat signed a $2.7 billion agreement, including option periods, with Canada's Defence Investment Agency to deliver Telesat Lightspeed Military Ka-band services to the Canadian Armed Forces for the Enhanced Satellite Communications Project – Polar (ESCP-P) program. The contract is for a period of 15 years, including option years, with service under the contract beginning once Telesat Lightspeed enters commercial service. The contract includes milestone-based payments totaling $2.0 billion which are expected to be received between Q3 2026 and Q4 2028. The milestone payments will principally be used to fund the expansion of the Telesat Lightspeed constellation from 156 to 225 satellites.

●

In July, the U.S. Federal Communications Commission issued its Upper C-Band Report and Order, which established the framework for repurposing 160 MHz of Upper C-Band satellite spectrum in the U.S. for terrestrial wireless use. As set forth in the FCC’s Order, Telesat is eligible to receive US$189 million in incentive payments, contingent upon meeting the specified transition deadlines. The order also has a mechanism for the reimbursement of reasonable and necessary transition costs.

●	In August, Telesat entered into a secured term loan agreement with an unaffiliated third-party lender, on arm’s length terms, under which Telesat borrowed US$120 million for general corporate purposes. The funds were borrowed by a subsidiary of Telesat GEO Inc. The borrower is a non-guarantor under the documents governing Telesat GEO’s existing term loan and senior notes. The loan matures in four years, subject to acceleration and a prepayment premium upon certain customary events, and accrues interest based on SOFR plus an applicable margin. Additional information about the loan agreement can be found in Telesat’s quarterly report of Form 6-K filed on or about the date hereof.

2026 Financial Outlook

(assumes an average foreign exchange rate of US$1=C$1.38)

Telesat is maintaining its GEO segment guidance provided in March:

●	GEO revenue to be between $300 million and $320 million;

●	GEO adjusted EBITDA[1] to be between $210 million and $230 million, excluding non-recurring Telesat GEO debt refinancing costs; and

Telesat is raising its Telesat Lightspeed spending forecast to reflect the expanded constellation of 225 satellites:

●	Total spending on the Telesat Lightspeed program, including both expensed and capitalized costs, to be between $1.3 billion and $1.5 billion, an increase of $300 million from the prior range of $1.0 billion to $1.2 billion.

Telesat’s quarterly report on Form 6-K for the quarter and six months ended June 30, 2026, has been filed with the United States Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and may be accessed on the SEC’s website at www.sec.gov and on the System for Electronic Document Analysis and Retrieval+ (SEDAR+) website at www.sedarplus.ca.

Conference Call

Telesat has scheduled a conference call on Thursday, August 13th, 2026, at 10:30 a.m. EDT to discuss its financial results for the three- and six-month periods ended June 30, 2026. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Donald Tremblay, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1-800-715-9871. Callers outside of North America should dial +1-646-307-1963. The access code is 2873917 followed by the number sign (#). Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference. In the event of technical issues, please dial *0 and advise the conference call operator of the company name (Telesat) and the name of the moderator (James Ratcliffe).

Webcast:

The conference call can also be accessed, as a listen in only, at https://edge.media-server.com/mmc/p/bx45s7mp. A replay of the webcast will be archived on Telesat’s website under the tab “Investors”.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on August 13, 2026, until 11:59 p.m. EDT on August 27, 2026. To access the replay, please call +1-800-770-2030. Callers from outside North America should dial +1-609-800-9909. The access code is 2873917 followed by the number sign (#).

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About Telesat

Telesat Corporation (Nasdaq and TSX: TSAT) (“Telesat”) is a global satellite operator and leader in advanced satellite communications, redefining broadband connectivity through its Telesat Lightspeed Low Earth Orbit (LEO) network.

Designed from inception for interoperability with enterprise and government applications, Telesat Lightspeed delivers secure, resilient, high-performance broadband connectivity with fibre-like speeds. Its advanced, software-defined architecture operates in both commercial and military Ka-band spectrum, enabling mission-critical communications with enhanced security and protection against evolving threats. Purpose-built to meet the most demanding requirements, Telesat Lightspeed provides telecom, enterprise, aviation, maritime and defence customers with unprecedented flexibility and control to dynamically manage their own services and deliver differentiated, end-to-end connectivity solutions worldwide.

With nearly 60 years of innovation, engineering excellence and a collaborative approach to customer success, Telesat is uniquely positioned to deliver secure, scalable and future-ready connectivity solutions that help customers solve their most complex communications challenges and achieve mission success. For updates on Telesat, follow us on LinkedIn, X, or visit www.telesat.com.

Investor Relations Contact:

James Ratcliffe

+1 613 748 8424

ir@telesat.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact, including financial outlook for 2026, estimated timing of the commencement of global commercial service on Telesat Lightspeed, commencement of service under specific contracts, the impact of certain contracts on Telesat’s scale and capacity, the timing of milestone payments under certain contracts, the growth opportunities of Telesat Lightspeed, and potential eligible payments under the Upper C-Band Report and Order, are “forward-looking statements’’ and “future-orientated financial performance” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “expect,”, “scheduled”, “continue,” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements and future-orientated financial information as a result of known and unknown risks and uncertainties. Future-orientated financial information contained in this news release about prospective financial performance, financial position, or cash flows are expected to give the reader a better understanding of the potential future performance of Telesat. Readers are cautioned that any such future-orientated financial information and financial outlook contained herein should not be used for purposes other than those disclosed herein. All statements made in this news release are made only as of the date set forth at the beginning of this release. Telesat undertakes no obligation to update the information made in this news release in the event facts or circumstances subsequently change after the date of this release.

These forward-looking statements and future-orientated financial information are not guarantees of future performance, are based on Telesat’s current expectations, and are subject to a number of risks, uncertainties, assumptions, and other factors, some of which are beyond Telesat control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: risks associated with financial factors, including swings in the global financial markets, access to capital to construct our LEO satellite constellation, the ability to refinance Telesat GEO Inc.’s debt, the outcome of litigation related to Telesat GEO Inc.’s debt and the 62% equity distribution, volatility of securities values in an industry sector where values may be influenced by economic and other factors beyond Telesat’s control, inflation, rising or prolonged elevated interest rates, fluctuations in foreign exchange rates, and tariffs; risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures, impaired satellite performance or dependence on large customers; the ability to deploy successfully an advanced global LEO satellite constellation and the timing of any such deployment; Telesat’s ability to meet the conditions for advance of the loans under the funding agreements for the constellation; technological hurdles, including Telesat’s and Telesat’s contractors’ development and deployment of the new technologies required to complete the constellation in time to meet Telesat’s schedule, or at all, the availability of services and components from Telesat’s and Telesat’s contractors’ supply chains; competition, including with other LEO systems, deployed and yet to be deployed; risks associated with domestic and foreign government regulation, including government restrictions and regulations, access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; Telesat’s ability to develop significant commercial and operational capabilities; and the ability to expand Telesat’s existing satellite utilization. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in Telesat’s annual report on Form 20-F for the year ended December 31, 2025, that was filed on March 17, 2026, and the Form 6-K that was filed on May 5, 2026, with the United States Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval + (SEDAR+), and may be accessed on the SEC’s website at www.sec.gov and SEDAR’s website at www.sedarplus.ca.

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Telesat Corporation

Unaudited Interim Condensed Consolidated Statements of Income (Loss)

For the periods ended June 30

	Three months		Six months
(in thousands of Canadian dollars, except per share amounts)	2026	2025	2026	2025
Revenue	$79,493	$106,106	$166,553	$222,855
Operating expenses	(61,728)	(50,556)	(117,064)	(103,598)
Depreciation	(22,064)	(25,914)	(44,194)	(51,823)
Amortization	(8,729)	(11,639)	(17,340)	(22,538)
Other operating gains (losses), net	293	(131)	(82,054)	3,819
Operating income	(12,735)	17,866	(94,099)	48,715
Interest expense	(50,446)	(53,631)	(100,404)	(110,295)
Gain on repurchase of debt	—	6,896	—	6,896
Interest and other income	1,864	6,834	6,013	13,042
Gain (loss) on change in fair value of financial instruments	(471,925)	(13,248)	(487,746)	(46,660)
Gain (loss) on foreign exchange	(19,900)	114,610	(37,206)	117,090
Income (loss) before income taxes	(553,142)	79,327	(713,442)	28,788
Tax (expense) recovery	(5,408)	(3,798)	3,943	(4,716)
Net income (loss)	$(558,550)	$75,529	$(709,499)	$24,072

Net income (loss) attributable to:
Telesat Corporation shareholders	$(165,782)	$20,996	$(211,277)	$5,458
Non-controlling interest	(392,768)	54,533	(498,222)	18,614
	$(558,550)	$75,529	$(709,499)	$24,072

Net income (loss) per common share attributable to Telesat Corporation shareholders
Basic	$(10.89)	$1.43	$(14.16)	$0.38
Diluted	$(10.89)	$1.38	$(14.16)	$0.36

Total Weighted Average Common Shares Outstanding
Basic	15,219,358	14,684,485	14,915,651	14,503,290
Diluted	15,219,358	16,562,440	14,915,651	16,238,156

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Telesat Corporation

Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	June 30, 2026	December 31, 2025
Assets
Cash and cash equivalents	$383,241	$509,798
Trade and other receivables	54,529	58,422
Other current financial assets	556	430
Current income tax recoverable	19,425	5,952
Prepaid expenses and other current assets	256,313	257,456
Total current assets	714,064	832,058
Satellites, property and other equipment	3,067,722	2,716,708
Deferred tax assets	5,365	4,231
Other long-term financial assets	18,513	18,283
Long-term income tax recoverable	2,815	6,993
Other long-term assets	324,562	368,657
Intangible assets	428,877	442,278
Goodwill	2,198,887	2,214,575
Total assets	$6,760,805	$6,603,783

Liabilities
Trade and other payables	$50,176	$57,447
Other current financial liabilities	1,344,570	857,637
Income taxes payable	117	2,772
Other current liabilities	54,656	58,431
Current indebtedness	2,742,738	2,341,145
Total current liabilities	4,192,257	3,317,432
Long-term indebtedness	1,051,429	1,152,462
Deferred tax liabilities	68,643	91,991
Other long-term financial liabilities	9,533	10,091
Other long-term liabilities	254,120	262,211
Total liabilities	5,575,982	4,834,187

Shareholders’ Equity
Share capital	87,186	69,997
Accumulated earnings	118,935	330,814
Reserves	170,483	130,009
Total Telesat Corporation shareholders’ equity	376,604	530,820
Non-controlling interest	808,219	1,238,776
Total shareholders’ equity	1,184,823	1,769,596
Total liabilities and shareholders’ equity	$6,760,805	$6,603,783

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Telesat Corporation

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six months ended June 30

(in thousands of Canadian dollars)	2026	2025
Cash flows (used in) generated from operating activities
Net income (loss)	$(709,499)	$24,072
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation	44,194	51,823
Amortization	17,340	22,538
Tax expense (recovery)	(3,943)	4,716
Interest expense	100,404	110,295
Interest income	(8,330)	(13,295)
(Gain) loss on foreign exchange	37,206	(117,090)
(Gain) loss on change in fair value of financial instruments	487,746	46,660
Share-based compensation	6,939	5,592
(Gain) loss on disposal of assets	(5)	(3,819)
Gain on repurchase of debt	—	(6,896)
Impairment	84,469	—
Deferred revenue amortization	(22,840)	(29,183)
Pension expense	2,251	2,728
Other	3,880	2,387
Income taxes paid, net of income taxes received	(15,339)	(9,961)
Interest paid, net of interest received	(87,118)	(91,158)
Operating assets and liabilities	(9,223)	108,847
Net cash (used in) generated from operating activities	(71,868)	108,256
Cash flows (used in) generated from investing activities
Cash payments related to satellite programs	(178,181)	(347,267)
Cash payments related to property and other equipment	(98,704)	(69,945)
Net proceeds from disposal of assets	—	4,500
Investments and other	(1,719)	—
Net cash (used in) generated from investing activities	(278,604)	(412,712)
Cash flows (used in) generated from financing activities
Proceeds from indebtedness	230,286	340,000
Repurchase of indebtedness	—	(4,501)
Payments of principal on lease liabilities	(1,394)	(1,552)
Satellite performance incentive payments	(1,808)	(1,204)
Proceeds from exercise of stock options	599	—
Tax withholdings on settlement of restricted and performance share units	(14,733)	(8,325)
Net cash (used in) generated from financing activities	212,950	324,418
Effect of changes in exchange rates on cash and cash equivalents	10,965	(24,640)
Changes in cash and cash equivalents	(126,557)	(4,678)
Cash and cash equivalents, beginning of period	509,798	552,064
Cash and cash equivalents, end of period	$383,241	$547,386

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Telesat’s Adjusted EBITDA Margin(1):

The following table provides a quantitative reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA margin, each of which are non-IFRS Accounting Standards measures.

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of Canadian dollars) (unaudited)	2026	2025	2026	2025
Net income (loss)	$(558,550)	$75,529	$(709,499)	$24,072
Tax expense (recovery)	5,408	3,798	(3,943)	4,716
(Gain) loss on foreign exchange	19,900	(114,610)	37,206	(117,090)
(Gain) loss on change in fair value of financial instruments	471,925	13,248	487,746	46,660
Interest and other income	(1,864)	(6,834)	(6,013)	(13,042)
Interest expense	50,446	53,631	100,404	110,295
Gain on repurchase of debt	—	(6,896)	—	(6,896)
Depreciation	22,064	25,914	44,194	51,823
Amortization	8,729	11,639	17,340	22,538
Other operating (gains) losses, net	(293)	131	82,054	(3,819)
Non-recurring compensation expenses(3)	518	763	806	1,222
Non-cash expense related to share-based compensation	3,810	2,351	6,939	5,592
Adjusted EBITDA	$22,093	$58,664	$57,234	$126,071

Revenue	$79,493	$106,106	$166,553	$222,855
Adjusted EBITDA Margin	27.8%	55.3%	34.4%	56.6%

End Notes

[1]	Non-IFRS Accounting Standards Measures – Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS Accounting Standards measures. EBITDA is defined as “Earnings Before Interest, Taxes, Depreciation and Amortization.” Adjusted EBITDA is used to measure Telesat’s financial performance. Adjusted EBITDA is defined as operating income (less certain operating expenses such as share-based compensation expenses and unusual and non-recurring items, including restructuring related expenses) before interest expense, taxes, depreciation and amortization. Adjusted EBITDA margin is used to measure Telesat’s operating performance. Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to revenue.

Adjusted EBITDA and Adjusted EBITDA margin are not standardized financial measures under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Adjusted EBITDA allows investors and Telesat to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists investors and Telesat to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes that the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes that the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS Accounting Standards measures enhances the understanding of our operating results and is useful to investors and us in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA and Adjusted EBITDA margin as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA and Adjusted EBITDA margin should be used in conjunction with IFRS Accounting Standards measures and are not presented as a substitute for cash flows from operations as a measure of our liquidity or as a substitute for net income (loss) as an indicator of our operating performance.

[2]	Telesat’s backlog represents future cash inflows from capacity allocation or service delivery contracts. As of June 30, 2026, GEO backlog was $0.9 billion and represents our expected future revenue from existing GEO service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. As of June 30, 2026, the expected cash inflow from Telesat Lightspeed capacity allocation and service contracts (without discounting for present value) was $1.1 billion.

[3]	Includes severance payments and special compensation and benefits for executives and employees.

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